EXHIBIT 11.1

                    COMPUTATION OF EARNINGS (LOSS) PER SHARE
                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     YEAR ENDED JUNE 30,
                                              2003          2002          2001
                                             ----------------------------------

AVERAGE COMMON SHARES OUTSTANDING             1,105         1,052         1,291

AVERAGE COMMON AND COMMON EQUIVALENT
  SHARES OUTSTANDING                          1,109         1,061         1,319

NET LOSS FROM CONTINUING OPERATIONS
  APPLICABLE TO COMMON STOCK                 $ (202)       $ (511)       $ (355)


LOSS PER COMMON SHARE FROM
  CONTINUING OPERATIONS:
         Basic                               $(0.18)       $(0.49)       $(0.27)
         Diluted (1)                         $(0.18)       $(0.49)       $(0.27)

NET EARNINGS FROM DISCONTINUED
  OPERATIONS APPLICABLE TO                   $  127        $   16        $  161
  COMMON STOCK

EARNING PER COMMON SHARE FROM
  DISCONTINUED OPERATIONS:
         Basic                               $ 0.11        $ 0.02        $ 0.12
         Diluted                             $ 0.11        $ 0.02        $ 0.12

NET LOSS APPLICABLE TO COMMON STOCK          $  (75)       $ (495)       $ (194)

TOTAL LOSS PER COMMON SHARE:
         Basic                               $(0.07)       $(0.47)       $(0.15)
         Diluted (1)                         $(0.07)       $(0.47)       $(0.15)

(1) For total loss per common share and loss per common share from continuing operations, the effect of potentially dilutive stock options and warrants has not been computed for any period presented because the effect would be anti-dilutive. Diluted common equivalent shares outstanding have been disclosed solely for purposes of calculating diluted earnings per share from discontinued operations